SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                 FORM N-8A

                NOTIFICATION OF REGISTRATION FILED PURSUANT
           TO SECTION 8(A) OF THE INVESTMENT COMPANY ACT OF 1940

      The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

 Name:  The Gabelli Utility Fund

 Address of Principal Business Office (No. & Street, City, State, Zip Code):

      One Corporate Center
      Rye, New York  10580

 Telephone Number (including area code):

      (914) 921-5070

 Name and address of agent for service of process:

      The Corporation Trust Company
      1209 Orange Street
      Wilmington, DE 19801

 With copies of Notices and Communications to:

      Richard T. Prins
      Skadden, Arps, Slate, Meagher & Flom LLP
      919 Third Avenue
      New York, New York  10022

 Check Appropriate Box:

      Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of form N-8A: YES [X] NO [ ]


                                    SIGNATURE

      Pursuant to the requirements of the Investment Company Act of 1940, the Sole Trustee of the registrant has caused this notification of registration to be duly signed on behalf of the registrant in the city of Rye and in the state of New York on the 26th day of February, 1999.

 [SEAL]

                     The Gabelli Utility Fund
                              (REGISTRANT)



                     By:  /s/ Bruce N. Alpert
                          ------------------------------
                          Bruce N. Alpert
                          Sole Trustee




 Attest: /s/ Marc S. Diagonale
         ----------------------------
         Marc S. Diagonale
         Vice President